Exhibit 99.1

2 September 2021

CAZOO ACQUIRES LEADING AUTOMOTIVE DATA INSIGHTS PLATFORM, CAZANA

…as it drives forward with UK growth and European expansion

●	Cazana is one of the leading data insights platforms in the European automotive industry
●	Expert team of 50 including data scientists & engineers, enhancing Cazoo’s capabilities
●	Cazana products include real-time valuations, pricing trends & stock management tools
●	Extensive dataset of over 500 million historic vehicle prices from more than 40 countries
●	Platform and data tools used by vehicle manufacturers, lenders, fleet owners & insurers
●	Combines Cazoo’s leading retail platform & brand with Cazana’s leading data & products
●	Deal enhances Cazoo’s pricing data and tools to optimise both vehicle buying and selling

Cazoo (NYSE: CZOO), the UK’s leading online car retailer, which makes buying or selling a car as seamless as ordering any other product online, today announced that it has acquired Cazana, owner of one of the most comprehensive vehicle pricing datasets globally and one of the leading data insights platforms in the European automotive industry.

Founded in 2012, Cazana has grown to a team of more than 50 staff including world-class data scientists and engineers headquartered in London. Cazana has built an extensive dataset of over 500 million historic vehicle transactions from over 40 countries including the UK, Germany, France, Spain and Italy and its tools are used by car manufacturers, lenders, fleet owners and insurers.

Cazana’s products include real-time vehicle valuation, pricing and stock management tools, and the acquisition by Cazoo will combine its market leading brand, proposition and platform with Cazana’s extensive data, products and expertise. This deal will enhance Cazoo’s data team and capabilities and allow it to further optimise its car buying and pricing across the UK & Europe for the benefit of consumers.

Cazoo is one of the fastest growing businesses in Europe and is pioneering the shift to online car buying and selling and this acquisition follows its recent listing on the NYSE. Cazoo has already sold over 35,000 cars in the UK since its launch less than 2 years ago as consumers have embraced the selection, transparency and convenience of buying and selling used cars entirely online.

Cazoo has recently launched an all-inclusive monthly car subscription service for new cars as well as its used car buying service in the UK and is gearing up to launch its proposition later this year in both France and Germany. Cazoo owns and fully reconditions all of its cars before offering them on its website for either delivery or collection in as little as 72 hours and has thousands of cars available at any time.

Under the terms of the agreement Cazoo acquired Cazana for approximately £25m in cash. Cazana’s subsidiary Car & Classic did not form part of this transaction and CEO Tom Wood and COO Chris Varin will remain with the Car & Classic business. The transaction is expected to have an immaterial impact on Cazoo’s FY2021 operating results.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “Cazana has built one of the leading data insights platforms, providing tools which are used by manufacturers, lenders, fleet owners and insurers in the automotive space. This acquisition will enhance our data team and capabilities and enable us to further optimise our buying and pricing of vehicles across the UK and Europe. I am looking forward to welcoming the Cazana team to Cazoo as we continue our mission to deliver the best car buying and selling experience to consumers across Europe.”

Tom Wood, CEO of Cazana said, “I am very proud of what we have built and what the Cazana team has achieved over the past few years. We now have comprehensive vehicle data across Europe and our extensive dataset, products and tools are highly valued by our customers. Cazoo has a clear vision and strategy to provide the best full stack car buying and selling experience across Europe and by joining forces, the Cazana team, data and products will continue to play a key part in accelerating the digital transformation of the industry. Chris and I are excited to be continuing our journey leading Car & Classic whilst supporting the integration of the Cazana business with Cazoo over the coming months.”

- Ends –

For more information:

Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk / 020 3920 0013

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE is backed some of the leading global technology investors and trades on the NYSE under the symbol CZOO.

About Cazana – www.cazana.com

Cazana was founded in 2012 and was borne from a frustration in the accuracy of traditional vehicle valuation data. We wanted to better understand the data being used to calculate values and identify how valuations were trending over time. We took a blank sheet of paper to the problem of vehicle valuations and started by aggregating classified ads to create a unique pricing index, powered by Machine Learning. Today Cazana has over 50 full-time employees, data in over 40 countries globally and is a key UK valuation provider, powering millions of monthly vehicle transactions for customers in the automotive retail, lending, insurance, manufacturing and fleet sectors.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.